UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023.

Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  □  Form 40-F ⊠

EXPLANATORY NOTE

Cybin Inc. (the "Company") is filing this Amendment No. 1 on Form 6-K/A (the "Amendment") solely to make certain corrections by adding Exhibits 99.7 through 99.16 to the version originally filed with the Securities and Exchange Commission on September 14, 2023.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.7 through 99.16 of this Amendment of the Company are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-272706) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date: November 13, 2023	By:	/s/ Doug Drysdale
	Name:	Doug Drysdale
	Title:	Chief Executive Officer

EXHIBIT INDEX

99.1*	Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated September 13, 2023
99.2*	Notice of Annual and Special Meeting of Shareholders dated September 13, 2023
99.3*	Form of Proxy
99.4*	Financial Statement Request Form
99.5*	Abridgement Certificate dated September 14, 2023
99.6*	Notice of Meeting and Record Date
99.7	Annual Information Form of Small Pharma Inc. for the year ended February 28, 2023, dated September 12, 2023
99.8	Audited Consolidated Financial Statements of Small Pharma Inc. for the financial years ended February 28, 2023 and 2022
99.9	Management's Discussion and Analysis of Small Pharma Inc. for the financial year ended February 28, 2023
99.10	Unaudited Interim Condensed Consolidated Financial Statements of Small Pharma Inc. for the three months ended May 31, 2023 and 2022
99.11	Management's Discussion and Analysis of Small Pharma Inc. for the three months ended May 31, 2023 and 2022
99.12	Material Change Report of Small Pharma Inc. dated September 7, 2023
99.13	Material Change Report of Small Pharma Inc. dated January 30, 2023
99.14	Management Information Circular of Small Pharma Inc. dated June 20, 2022
99.15	Consent of Zeifmans LLP
99.16	Consent of MNP LLP
*	Previously filed.